TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD AGREES TO ACQUIRE NORTHERN SUPERIOR
CONSOLIDATING A PREMIER MINING JURISDICTION

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, October 20, 2025 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce that it has entered into a definitive arrangement agreement (the "Agreement") whereby IAMGOLD will acquire all of the issued and outstanding shares of Northern Superior Resources Inc. (TSXV:SUP) (OTCQB:NSUPF) (GR:D9M1) ("Northern Superior") by way of a court-approved plan of arrangement (the "Transaction") under the Business Corporations Act (British Columbia).

The Transaction will consolidate Northern Superior's significant land package and notable deposits, including Philibert, Chevrier and Croteau, with IAMGOLD's Nelligan and Monster Lake Projects. The combined assets, together the "Nelligan Mining Complex", will rank as one of the largest pre-production gold camps in Canada with Measured and Indicated Mineral Resources of 3.75 million ounces of gold ("Moz Au") and Inferred Mineral Resources of 8.65 Moz Au. The close proximity of the primary deposits to each other supports the conceptual vision of a central processing facility being fed from multiple ore sources within a 17-kilometre radius.

Pursuant to the Agreement, Northern Superior's shareholders will receive 0.0991 of an IAMGOLD common share ("IAMGOLD Shares") and C$0.19 in cash for each common share of Northern Superior ("Northern Superior Share"). This implies total consideration of C$2.05 per Northern Superior Share, a total transaction value of approximately $267.4 million and represents a premium of 27.4% based on the 20-day volume-weighted average prices ("VWAP") of IAMGOLD on the Toronto Stock Exchange ("TSX") and Northern Superior on the TSX Venture Exchange as at October 17, 2025. The Transaction will also include a concurrent distribution to Northern Superior's shareholders of all the common shares in the capital of ONGold Resources Ltd. currently held by Northern Superior.

Upon completion of the Transaction, it is expected that existing IAMGOLD and Northern Superior shareholders will own approximately 97% and 3% of the pro forma company, respectively.

Highlights of the Transaction

• More than doubles IAMGOLD's landholding in the district with the addition of 70,636 hectares of claims. The transaction consolidates a significant land position, comprising over 109,000 hectares ("ha") in the Chibougamau district, a rapidly growing premier mining jurisdiction in Quebec, Canada.

• Combines IAMGOLD's Nelligan and Monster Lake projects with Northern Superior's Philibert, Chevrier and Croteau projects, creating the Nelligan Mining Complex. The Nelligan Mining Complex is estimated to host Measured and Indicated Mineral Resources of 3.75 Moz Au and Inferred Mineral Resources of 8.65 Moz Au1,2, positioning it as the 4th largest pre-production gold camp in Canada.

• The Philibert project is located 9 kilometres northeast of Nelligan and 12 kilometers southeast of Monster Lake. The close proximity of these primary deposits supports the conceptual vision of a central processing facility being fed from multiple ore sources within the region.

• Provides a notable premium to Northern Superior shareholders of 27.4% based on the 20-day VWAPs of IAMGOLD on the TSX and Northern Superior on the TSXV, as at October 17, 2025.

• The inclusion of share consideration provides Northern Superior shareholders the opportunity to participate in the future upside potential the Nelligan Mining Complex and IAMGOLD, as the Company establishes itself as a leading mid-tier gold producer that is well positioned to generate significant cash flows and unlock meaningful value via the growth potential of its Canadian portfolio.

1 Refer to IAMGOLD news release dated February 20, 2025, titled "IAMGOLD Announces Significant Increase in Nelligan Ounces & Update of Global Mineral Reserves and Resources"

2 Refer to Northern Superior news release dated August 8, 2023, titled "Northern Superior Announces 1,708,809 Gold Ounces in Inferred Category and 278,921 Gold Ounces in Indicated Category at 1.10 g/t In Maiden NI 43-110 Pit Constrained Resource Estimate at Philibert"

"The addition of Northern Superior's assets to IAMGOLD's Nelligan Mining Complex in the Chibougamau region of Quebec is extremely exciting for IAMGOLD, the region and our mutual shareholders," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "This acquisition aligns with our strategy to become a leading Canadian-focused mid-tier gold producer, bolstering our organic pipeline in Quebec where we have maintained a longstanding presence. Further, the combined assets begin to define a conceptual project that complements both the scale and timing of our Côté Gold Mine and its forthcoming expansion. We look forward to accelerating our exploration program in the region with a goal of further expansion and extension of the mineralization at Nelligan, Philibert and Monster Lake - making the Nelligan Mining Complex already near the top undeveloped projects in mining-friendly Quebec and Canada."

Figure 1 - Nelligan Mining Complex with Northern Superior Projects

Note: Philibert is subject to an option to acquire the remaining 25% from SOQUEM for a cash payment of C$3.5 million

Page | 2 of 5

Transaction Conditions and Timing

Directors and officers of Northern Superior have entered into voting support agreements pursuant to which they have agreed to vote in favour of the Transaction.

Full details of the Transaction will be included in a management information circular of Northern Superior that is expected to be mailed to Northern Superior shareholders in early November 2025 (the "Circular"). The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of at least 66⅔% of votes cast by Northern Superior shareholders present in person or represented by proxy at a special meeting of Northern Superior shareholders and, if required, more than 50% of the votes cast by disinterested Northern Superior shareholders at a special meeting of Northern Superior's shareholders.

In addition to shareholder and court approvals, the Transaction is subject to applicable stock exchange approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The Transaction is expected to close in the fourth quarter of 2025 or first quarter of 2026.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Further details of the Transaction are set out in the Agreement and the Circular, both of which will be made available on Northern Superior's SEDAR+ profile at www.sedarplus.ca.

Advisors and Counsel

National Bank Capital Markets is acting as financial advisor, Laurentian Bank Securities Inc. as special advisor, and Norton Rose Fulbright Canada LLP as legal advisor to IAMGOLD in connection with the Transaction.

QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical information in the news release pertaining to IAMGOLD was reviewed and approved by Ms. Marie-France Bugnon, P.Geo. Vice-President, Exploration for IAMGOLD, who is a qualified person ("QP"), as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), with respect to the technical information being reported on in this news release. The technical information has been included herein with the consent and prior review of Ms. Bugnon.

The technical content pertaining to Northern Superior contained in this news release has been prepared in accordance with NI 43-101 and has been reviewed and approved by Ms. Melanie Pichon, P.Geo., Senior Geologist for Northern Superior. Ms. Pichon is a QP under NI 43-101 and is not considered independent.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine achieved full nameplate in June 2025 and has the potential to be among the largest gold mines in Canada. IAMGOLD operates Côté in partnership with Sumitomo Metal Mining Co. Ltd. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

Page | 3 of 5

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "preliminary", "likely", "progress", "strive", "sustain", "effort", "extend", "on track", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology.

For example, forward-looking statements include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company's guidance for and actual results of production, environmental, social and governance (ESG) performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate, expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation and liquidity; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof; the development of the Company's Water Management Standard; commitments with respect to biodiversity; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the impacts of weather; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company's operational and financial performance and financial condition; and government regulation of mining operations (including the Competition Act and the regulations associated with the fight against climate change).

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Page | 4 of 5

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada)); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's Annual Information Form or Form 40-F available on www.sedarplus.ca or www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Page | 5 of 5